October 8, 2024

Ngee Woon Lim
Chief Executive Officer
Kandal M Venture Ltd
Padachi Village, Prek Ho Commune,
Takhmao Town, Kandal Province,
Kingdom of Cambodia

       Re: Kandal M Venture Ltd
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted October 2, 2024
           CIK No. 0002024656
Dear Ngee Woon Lim:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 19, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1 submitted October 2, 2024
Principal Shareholders and the Selling Shareholders, page 112

1. Please disclose if there is any family relationship between Duncan Miao and Tai Wai
       David Miao. Refer to Item 6.A.4 of Form 20-F.
Resale Prospectus Cover Page, page A-i

2. Please revise to include the price of the shares sold in the firm commitment offering.
 October 8, 2024
Page 2
Resale Shareholders, page A-16

3. We note the size of the resale offering compared to the size of the primary offering.
       Please tell us why you are registering the resale offering at this time and how you determined the number of ordinary shares being registered in connection with the resale offering. Please also disclose the details of the transaction(s) in which the selling shareholders received the shares covered by the resale prospectus and the length of time the selling shareholders have held the shares, with a view to understanding whether the resale portion of the offering should be deemed an indirect primary being conducted by or on behalf of the issuer, consistent with Question
       612.09 of the Securities Act Rule Compliance and Disclosure Interpretations.
Resale Shareholders Plan of Distribution, page A-17

4. We note your disclosure on page alt-17 that your selling shareholders may use purchases by a broker-dealer as principal to sell its securities. Please confirm your understanding that the retention by a selling shareholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment. Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of
       Regulation S-K.

       Please contact Dale Welcome at 202-551-3865 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Patrick Fullem at 202-551-8337 or Erin Purnell at 202-551-3454 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing
cc:   Lawrence S. Venick, Esq.